June 8, 2016

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attention: Christina Thomas

Re:	Centene Corporation
Registration Statement on Form S-4 (File No. 333-211542)

Dear Ms. Thomas:
Pursuant to Rule 461 of the General Rules and Regulations of the Securities Act of 1933, as amended, the undersigned registrant, Centene Corporation, hereby requests that the effectiveness of the above-referenced registration statement be accelerated to Friday, June 10, 2016, at 9:00 a.m. Eastern Time, or as soon thereafter as practicable.
In addition, the registrant hereby acknowledges that:

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should the Securities and Exchange Commission (the "Commission") or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call J. Mark Klamer at (314) 259-2134, Brian K. Feezel at (314) 259-2467 or Todd M. Kaye at (314) 259-2194 if you have any questions or comments. Thank you for your continued assistance.

CENTENE CORPORATION

By:	/s/ KEITH H. WILLIAMSON
Keith H. Williamson Executive Vice President, Secretary and General Counsel